UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the fiscal year ended December 31, 2007

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the transition period from __________ to ___________

Commission file number 1-7297

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

Nicor Companies Savings Investment Plan and
Nicor Gas Thrift Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563-9600

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Nicor Companies
Savings Investment Plan
(Employer Identification
No. 36-2863847 Plan No. 4)

Financial Statements as of and for the
Years Ended December 31, 2007 and 2006 and
Supplemental Schedule Required for Form 5500
For the Year Ended December 31, 2007, and
Independent Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Companies
Savings Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Companies Savings Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 12, 2008

Nicor Companies Savings Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets:
Investment in Master Trust, at fair value:
Investment securities and other	$179,145,972	$174,384,653
Participant loans	2,150,562	2,109,158
	181,296,534	176,493,811

Receivables:
Employer contributions	339,752	342,945
Participant contributions	20,912	-
	360,664	342,945

Net assets available for benefits, at fair value	181,657,198	176,836,756

Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	(390,269)	761,291

Net assets available for benefits	$181,266,929	$177,598,047

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2007	2006

Net increase in Plan assets from investment
activities of the Master Trust	$8,820,650	$18,623,113

Contributions:
Participant	7,201,700	6,325,167
Employer	3,520,486	3,155,089
	10,722,186	9,480,256

Benefits paid to participants	(16,164,038)	(20,743,399)

Transfers, net	290,084	233,140

Net increase	3,668,882	7,593,110

Net assets available for benefits at
beginning of year	177,598,047	170,004,937

Net assets available for benefits at
end of year	$181,266,929	$177,598,047

The accompanying notes are an integral part of these statements.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements
For the Years Ended December 31, 2007 and 2006

1.  DESCRIPTION OF THE PLAN

The following description of the Nicor Companies Savings Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for more detailed information.

The Plan.  The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Nicor Gas not represented by a collective bargaining agreement and employees of certain affiliated companies (collectively referred to as the “Company”).  Plan investments are commingled with those of the Nicor Gas Thrift Plan and held for safekeeping and investment by the Nicor Companies Savings Investment Plan and Nicor Gas Thrift Plan Trust (the “Master Trust”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration.  Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company.  The Vanguard Fiduciary Trust Company (“VFTC”) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement.  The VFTC also acts as investment manager for certain assets of the Plan.  Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions.  Subject to Plan and Internal Revenue Service (“IRS”) limitations, the participant may elect to make either tax-deferred contributions or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company.  Effective January 1, 2007, the participant may also elect to make Roth 401(k) contributions.  For Nicor Gas employees hired on and after January 1, 1998, Nicor Gas makes an additional annual contribution, subject to service requirements, up to 1.5 percent of the participant’s actual base salary.  The Plan also accepts rollover contributions representing distributions from other qualified plans.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest his account balances in any investment fund, the committee may designate a default investment fund.

Investments.  The Plan’s investment options currently include the Nicor Stock Fund, the Vanguard Retirement Savings Trust III (“VRST”), and 28 mutual funds.

Participant accounts.  Individual accounts are maintained for each Plan participant.  Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant loans.  Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account.  Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account.  The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent.  The interest rate remains fixed over the life of the loan.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2007 and 2006

Vesting and forfeitures.  The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service.  However, the participant will be fully vested in the Company’s contribution if the participant retires or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company is terminated.  If the participant is reemployed within five years by the Company, forfeited contributions are restored to the participant’s account.  Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan.  During 2007 and 2006, the application of forfeitures reduced the Company’s contribution by $104,867 and $209,132, respectively, and at December 31, 2007 and 2006, the Plan had $7,878 and $6,168, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits.  On termination of service due to retirement, disability, or death, a participant may elect to defer distribution until attainment of age 70 ½, receive either a lump-sum amount equal to the participant’s vested interest in his or her account balance or request certain payments over a specified period.  For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account.  Benefit payments to participants are recorded and distributed on the earliest practical date.

Suspensions and withdrawals.  The participant may suspend contributions but will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment.  The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59 ½ or employment has been terminated.

Plan termination.  The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Basis of accounting.  The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates.  The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments, including Nicor Inc. common stock, mutual funds, common and collective trusts, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2007 and 2006

New accounting pronouncement.  In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement does not require any new fair value measurements, rather it provides guidance on how to perform fair value measurements as required or permitted under other accounting pronouncements. To the extent required, this Statement will be prospectively adopted by the Plan effective January 1, 2008.  SFAS No. 157 is not presently expected to have a material impact on the Plan’s net assets available for benefits or changes therein.

Investment valuation.  The Plan states its interest in the Master Trust at the underlying fair value of the investments of the Master Trust. The Statements of Net Assets Available for Benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The values of the respective investments of the Master Trust are determined as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.

In 2007, the Nicor Stable Value Fund was replaced with the VRST as the underlying investments in the Nicor Stable Value Fund matured.  The VRST is similar to the Nicor Stable Value Fund in that both funds are considered fully benefit responsive investment vehicles with the same objectives.  As of December 31, 2007, the balance in the Nicor Stable Value Fund was zero.

The VRST is a collective investment trust which invests primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts, and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate market values of the underlying investments in mutual funds and bond trusts or 3) the value of wrap contracts, if any.  The difference between valuation at contract value and fair value is reflected over time through the crediting rate.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  The VRST investments in Vanguard mutual funds and bond trusts are valued at the net asset value of each fund or trust determined by their quoted market prices as of December 31, 2007. The average crediting interest rate for the VRST was 4.9 percent at December 31, 2007.  The average yield for this fund was 4.7 percent for the year ended December 31, 2007.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder, and certain VRST amendments if issuers’ consent is not obtained.  As of December 31, 2007, the occurrence of an event outside the normal operation of the VRST that would cause a withdrawal from an investment contract is not considered to be probable.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2007 and 2006

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the preestablished investment guidelines.

The Nicor Stable Value Fund was primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts.  These benefit-responsive investment contracts are valued at fair value and contract value.  The fair values of the investment contracts are determined by taking the market value of any synthetic contracts and adding the expected future cash flows for each traditional contract.  The resulting valuation is further adjusted for items such as exchanges and administrative expenses.  The contract value of the investment contracts represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses.  The average crediting interest rate for the Nicor Stable Value Fund was 4.3 percent at December 31, 2006.  The average yield for this fund was 4.3 percent for the year ended December 31, 2006.  There were no reserves against contract value for credit risk of the contract issuer or otherwise.

3.  NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the employment status of a participant changes between a union employee covered by a collective bargaining agreement and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifts between the Nicor Gas Thrift Plan (the “union plan”) and this Plan (the “nonunion plan”).  When eligibility changes, the account balance of the participant is transferred to the corresponding plan.  During 2007 and 2006, net transfers of $290,084 and $233,140, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a collective investment trust fund managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.  Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2007 and 2006, the Plan held 174,878 and 181,204 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $6,328,985 and $6,323,622, respectively. During each of the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $337,961 and $350,508, respectively.

5.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Gas Thrift Plan for investment and administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans.  The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2007 and 2006

The following presents the Master Trust’s net assets as of December 31, 2007 and 2006, the increase or decrease in the Master Trust’s net assets derived from investment activities for the years then ended and the Plan’s share of each:
Net Assets in Master Trust

	December 31
	2007	2006
Assets:
General Investments (at fair value):
Common/collective trusts*	$103,363,202	$92,783,816
Nicor Inc. common stock*	19,867,656	22,163,918
Registered investment companies*	197,410,501	196,786,209
Loans to participants*	6,601,468	6,309,891

	327,242,827	318,043,834

Liabilities:

Operating payables	-	3,669

Net assets in Trust at fair value	327,242,827	318,040,165

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(788,057)	1,470,879

Net assets in Trust	$326,454,770	$319,511,044

Plan’s interest in Trust net assets, at fair value	$181,296,534	$176,493,811

Plans percentage interest in Trust
net assets, at fair value	55%	55%

                                         *  Party-in-interest investments.

The Plan’s interest in the Trust’s investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2007	2006

Vanguard 500 Index Fund Investor Shares	$27,165,598	$26,984,541
Vanguard Developed Markets Index Fund	13,225,718	10,926,351
Vanguard Small-Cap Index Fund Investor Shares	13,603,467	14,113,150
Vanguard Wellington Fund Investor Shares	20,999,807	17,781,836
Nicor Stable Value Fund	-	59,483,120
Vanguard Retirement Savings Trust III	51,188,514	-

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (concluded)
For the Years Ended December 31, 2007 and 2006

Master Trust Investment Activities

	Year Ended December 31
	2007	2006
Investment income (loss):
Interest on participant loans	$478,284	$956,050
Dividends on Nicor Inc. common stock	876,784	892,009
Net change in market value of Nicor Inc. common stock	(2,002,289)	3,528,840
Distributions from common/collective trusts	4,699,685	4,345,091
Income from registered investment companies:
Distributions	9,325,553	6,317,789
Net investment gain	1,555,802	17,085,231
Other	(4,932)	136,584

	14,928,887	33,261,594

Administrative expenses	(91,539)	(55,821)

Increase in Trust net assets derived from investment activities	$14,837,348	$33,205,773

Plan’s interest in Trust investment activities	$8,820,650	$18,623,113

6.  FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated April 22, 2003, that the Plan and related Trust was tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”).  The Plan has since been amended and restated, and Plan management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Nicor Companies Savings Investment Plan
Form 5500 - Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issue, Borrower
or Similar Party		Description of Investment	Current Value

(A)	Investments held in Master Trust	Various	$178,755,703

(A)	Participant Notes Receivable	Participant loans earning interest from 5% to 9.25%	2,150,562
		maturing from 2008 through 2013

	Total		$180,906,265

(A)	Denotes party-in-interest investment

Nicor Gas Thrift Plan
(Employer Identification
No. 36-2863847 Plan No. 8)

Financial Statements as of and for the
Years Ended December 31, 2007 and 2006 and
Supplemental Schedule Required for Form 5500
For the Year Ended December 31, 2007, and
Independent Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Gas Thrift Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Gas Thrift Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 12, 2008

Nicor Gas Thrift Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets:
Investment in Master Trust, at fair value:
Investment securities and other	$141,495,387	$137,345,624
Participant loans	4,450,906	4,200,730
	145,946,293	141,546,354

Receivables:
Employer contributions	195,328	171,803

Net assets available for benefits, at fair value	146,141,621	141,718,157

Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	(397,788)	709,585

Net assets available for benefits	$145,743,833	$142,427,742

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2007	2006

Net increase in Plan assets from investment
activities of the Master Trust	$6,016,698	$14,582,660

Contributions:
Participant	4,156,493	3,940,698
Employer	1,869,679	1,755,782
	6,026,172	5,696,480

Benefits paid to participants	(8,436,695)	(10,328,104)

Transfers, net	(290,084)	(233,140)

Net increase	3,316,091	9,717,896

Net assets available for benefits at
beginning of year	142,427,742	132,709,846

Net assets available for benefits at
end of year	$145,743,833	$142,427,742

The accompanying notes are an integral part of these statements.

Nicor Gas Thrift Plan
Notes to the Financial Statements
For the Years Ended December 31, 2007 and 2006

1.  DESCRIPTION OF THE PLAN

The following description of the Nicor Gas Thrift Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for more detailed information.

The Plan.  The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Nicor Gas (the “Company”) represented by a collective bargaining agreement.  Plan investments are commingled with those of the Nicor Companies Savings Investment Plan and held for safekeeping and investment by the Nicor Companies Savings Investment Plan and Nicor Gas Thrift Plan Trust (the “Master Trust”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration.  Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company.  The Vanguard Fiduciary Trust Company (“VFTC”) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement.  The VFTC also acts as investment manager for certain assets of the Plan.  Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions.  Subject to Plan and Internal Revenue Service (“IRS”) limitations, the participant may elect to make either tax-deferred or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company.  For employees hired on and after January 1, 1998, the Company makes an additional annual contribution, subject to service requirements.  The additional annual contribution was 1.35 percent and 1.3 percent of the participant’s base pay for 2007 and 2006, respectively.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest his account balances in any investment fund, the committee may designate a default investment fund.

Investments.  The Plan’s investment options currently include the Nicor Stock Fund, the Vanguard Retirement Savings Trust III (“VRST III”), and 28 mutual funds.

Participant accounts.  Individual accounts are maintained for each Plan participant.  Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant loans.  Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account.  Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account.  The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent.  The interest rate remains fixed over the life of the loan.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2007 and 2006

Vesting and forfeitures.  The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service.  However, the participant will be fully vested in the Company’s contribution if the participant retires or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company or an affiliate is terminated.  If the participant is reemployed within five years by the Company or an affiliate, forfeited contributions are restored to the participant’s account.  Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan.  During 2007 and 2006, the application of forfeitures reduced the Company’s contribution by $3,387 and $22,500, respectively, and at December 31, 2007 and 2006, the Plan had $3,147 and $27,027, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits.  On termination of service due to retirement, disability, or death, a participant may elect to defer distribution until attainment of age 70 ½, receive either a lump-sum amount equal to the participant’s vested interest in his or her account balance or request certain payments over a specified period.  For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account.  Benefit payments to participants are recorded and distributed on the earliest practical date.

Suspensions and withdrawals.  The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment.  The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59 ½ or employment has been terminated.

Plan termination.  The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time in a manner consistent with any collective bargaining agreement and subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Basis of accounting.  The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates.  The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments, including Nicor Inc. common stock, mutual funds, common and collective trusts, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2007 and 2006

New accounting pronouncement.  In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements.  This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  This Statement does not require any new fair value measurements, rather it provides guidance on how to perform fair value measurements as required or permitted under other accounting pronouncements. To the extent required, this Statement will be prospectively adopted by the Plan effective January 1, 2008.  SFAS No. 157 is not presently expected to have a material impact on the Plan’s net assets available for benefits or changes therein.

Investment valuation.  The Plan states its interest in the Master Trust at the underlying fair value of the investments of the Master Trust.  The Statements of Net Assets Available for Benefits present investment contracts at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value.  The values of the respective investments of the Master Trust are determined as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end.

In 2007, the Nicor Stable Value Fund was replaced with the VRST as the underlying investments in the Nicor Stable Value Fund matured.  The VRST is similar to the Nicor Stable Value Fund in that both funds are considered fully benefit responsive investment vehicles with the same objectives.  As of December 31, 2007, the balance in the Nicor Stable Value Fund was zero.

The VRST is a collective investment trust which invests primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts, and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate market values of the underlying investments in mutual funds and bond trusts or 3) the value of wrap contracts, if any.  The difference between valuation at contract value and fair value is reflected over time through the crediting rate.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  The VRST investments in Vanguard mutual funds and bond trusts are valued at the net asset value of each fund or trust determined by their quoted market prices as of December 31, 2007. The average crediting interest rate for the VRST was 4.9 percent at December 31, 2007.  The average yield for this fund was 4.7 percent for the year ended December 31, 2007.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder, and certain VRST amendments if issuers’ consent is not obtained.  As of December 31, 2007, the occurrence of an event outside the normal operation of the VRST that would cause a withdrawal from an investment contract is not considered to be probable.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2007 and 2006

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the preestablished investment guidelines.

The Nicor Stable Value Fund was primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts.  These benefit-responsive investment contracts are valued at fair value and contract value.  The fair values of the investment contracts are determined by taking the market value of any synthetic contracts and adding the expected future cash flows for each traditional contract.  The resulting valuation is further adjusted for items such as exchanges and administrative expenses.  The contract value of the investment contracts represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses.  The average crediting interest rate for the Nicor Stable Value Fund was 4.3 percent at December 31, 2006.  The average yield for this fund was 4.3 percent for the year ended December 31, 2006.  There were no reserves against contract value for credit risk of the contract issuer or otherwise.

3.  NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the employment status of a participant changes between a union employee covered by a collective bargaining agreement, and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifts between this Plan (the “union plan”) and the Nicor Companies Savings Investment Plan (the “nonunion plan”).  When eligibility changes, the account balance of the participant is transferred to the corresponding plan.  During 2007 and 2006, net transfers of $290,084 and $233,140, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a collective investment trust fund managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.  Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2007 and 2006, the Plan held 294,252 and 292,384 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $9,865,570 and $9,448,545, respectively. During each of the years ended December 31, 2007 and 2006, the Plan recorded dividend income of $538,823 and $541,491, respectively.

5.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Companies Savings Investment Plan for investment and administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans.  The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2007 and 2006

The following presents the Master Trust’s net assets as of December 31, 2007 and 2006, the increase or decrease in the Master Trust’s net assets derived from investment activities for the years then ended and the Plan’s share of each:
Net Assets in Master Trust

	December 31
	2007	2006
Assets:
General Investments (at fair value):
Common/collective trusts*	$103,363,202	$92,783,816
Nicor Inc. common stock*	19,867,656	22,163,918
Registered investment companies*	197,410,501	196,786,209
Loans to participants*	6,601,468	6,309,891

	327,242,827	318,043,834

Liabilities:

Operating payables	-	3,669

Net assets in Trust at fair value	327,242,827	318,040,165

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(788,057)	1,470,879

Net assets in Trust	$326,454,770	$319,511,044

Plan’s interest in Trust net assets, at fair value	$145,946,293	$141,546,354

Plan’s percentage interest in Trust
net assets, at fair value	45%	45%

                                         *  Party-in-interest investments.

The Plan’s interest in the Trust’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	December 31
	2007	2006

Vanguard 500 Index Fund Investor Shares	$20,176,228	$19,805,031
Vanguard Small-Cap Index Fund Investor Shares	11,525,477	11,884,373
Vanguard Wellington Fund Investor Shares	14,531,290	13,127,339
Nicor Stable Value Fund	-	55,442,949
Vanguard Retirement Savings Trust III	52,174,688	-
Nicor Stock Fund	12,516,780	13,740,085

Nicor Gas Thrift Plan
Notes to the Financial Statements (concluded)
For the Years Ended December 31, 2007 and 2006

Master Trust Investment Activities

	Year Ended December 31
	2007	2006
Investment income:
Interest on participant loans	$478,284	$956,050
Dividends on Nicor Inc. common stock	876,784	892,009
Net change in market value of Nicor Inc. common stock	(2,002,289)	3,528,840
Distributions from common/collective trusts	4,699,685	4,345,091
Income from registered investment companies:
Distributions	9,325,553	6,317,789
Net investment gain	1,555,802	17,085,231
Other	(4,932)	136,584

	14,928,887	33,261,594

Administrative expenses	(91,539)	(55,821)

Increase in Trust net assets derived from investment activities	$14,837,348	$33,205,773

Plan’s interest in Trust investment activities	$6,016,698	$14,582,660

6.  FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related Trust was tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”).  The Plan has since been amended and restated, and Plan management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.  RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$145,743,833	$142,427,742
Deemed distributions included as expense in Form 5500	3,985	3,985
Net assets available for benefits per Form 5500	$145,739,848	$142,423,757

Nicor Gas Thrift Plan
Form 5500 Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issue, Borrower
or Similar Party		Description of Investment	Current Value

(A)	Investments held in Master Trust	Various	$141,097,599

(A)	Participant Notes Receivable	Participant loans earning interest from 5% to 9.25%	4,450,906
		maturing from 2008 through 2013

	Total		$145,548,505

(A)	Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused these annual reports to be signed on their behalf by the undersigned hereunto duly authorized.

Nicor Companies Savings Investment Plan
and Nicor Gas Thrift Plan

Date	June 13, 2008	/s/ REBECCA C. BACIDORE
Rebecca C. Bacidore
Plan Administrator and Assistant Vice President of
Human Resources, Nicor Inc.

Exhibit Index

Exhibit
Number	Description of Document

23.01	Consent of Independent Registered Public Accounting Firm – Nicor Companies Savings Investment Plan

23.02	Consent of Independent Registered Public Accounting Firm – Nicor Gas Thrift Plan